[BCE INC. LOGO] News release

For Immediate Release

BCE announces closing of $280 million additional
preferred share offering

MONTRÉAL, January 4, 2012 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, announced today that it has closed its previously announced public offering of additional Cumulative Redeemable First Preferred Shares, Series AK (series AK preferred shares), by a syndicate of underwriters led by RBC Capital Markets, BMO Capital Markets and TD Securities Inc. As a result of the underwriters exercising in full their option to purchase an additional 1,200,000 series AK preferred shares, BCE issued 11,200,000 series AK preferred shares for gross proceeds of $280 million. This offering constitutes an additional issuance to the 13,800,000 series AK preferred shares that BCE initially issued on July 5, 2011. The additional series AK preferred shares will begin trading on the TSX today under the symbol BCE.PR.K.

The series AK preferred shares have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered, sold, or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirement of such Act and applicable state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction.

About BCE
BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk.

For BCE corporate information, please visit BCE.ca. For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca.

Media inquiries:
Marie-Ève Francœur
Bell Media Relations
(514) 391-5263
marie-eve.francoeur@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca